NO ACT

PE
1-26-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

11005957

March 4, 2011

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Received SEC
MAR 18 2011
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-18-11

Re: Bank of America Corporation
Incoming letter dated January 26, 2011

Dear Mr. Gerber:

This is in response to your letters dated January 26, 2011 and February 14, 2011 concerning the shareholder proposal submitted to Bank of America by Kenneth Steiner. We also have received letters on the proponent's behalf dated February 1, 2011, February 14, 2011, and February 15, 2011. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Gregory S. Belliston
Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 4, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated January 26, 2011

The proposal relates to acting by written consent.

We are unable to concur in your view that Bank of America may exclude the proposal under rules 14a-8(b) and 14a-8(f). In this regard, we note that Bank of America raises valid concerns regarding whether the letter documenting the proponent's ownership is "from the 'record' holder" of the proponent's securities, as required by rule 14a-8(b)(2)(i). However, we also note that the person whose signature appears on the letter has represented in a letter dated January 21, 2011 that the letter was prepared under his supervision and that he reviewed it and confirmed it was accurate before authorizing its use. In view of these representations, we are unable to conclude that Bank of America has met its burden of establishing that the letter is not from the record holder of the proponent's securities. Accordingly, we do not believe that Bank of America may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We note that Bank of America did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Carmen Moncada-Terry
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 15, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Written Consent
Kenneth Steiner, $60,000 Shareholder, One Decade of Stock Ownership

Ladies and Gentlemen:

This responds further to the January 26, 2011 company request (supplemented) to avoid this rule 14a-8 proposal.

Attached is a news item on the firm that submitted this no action request, Hunton & Williams.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner, $60,000 Shareholder, One Decade of Stock Ownership
Craig Beazer <craig.beazer@bankofamerica.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 14, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Written Consent
Kenneth Steiner, $60,000 Shareholder, One Decade of Stock Ownership

Ladies and Gentlemen:

This responds further to the January 26, 2011 company request (supplemented) to avoid this rule 14a-8 proposal.

The company is attempting to take maximum advantage of a situation beyond the control of the proponent who has been a shareholder for more than a decade: A broker in the process of transferring his accounts to another broker after nearly two decades in business.

The broker provided broker letters for many years. This may explain why the company negligently ignored the 2011 broker letter when it was received and at which time any potential issue could be resolved in a timely manner according to rule 14a-8 procedures.

The proponent and his agent were not in favor of the broker transferring his accounts to another broker after nearly two decades. However the broker is an independent businessman and he made his own decision.

Mr. Steiner continues to own the required stock and will receive a ballot for the 2011 annual meeting. Mr. Steiner has a powerful incentive to continue to own the same stock that he has owned more than a decade because he will not be able to submit a rule 14a-8 proposal for 2012 unless he does.

The company implicitly claims that it can take advantage of this situation and furthermore not even follow proper procedure in doing so.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue for which the company was required to give the proponent party advance notice of.

The company no action request provided evidence that the company received the broker letter on October 15, 2010. However the company never asked for the broker letter and the company never responded to the broker letter after it was received according to the company evidence provided.

Rule 14a-8 states (emphasis added):

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

February 14, 2011

Rule 14a-8

BY ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Kenneth Steiner (Chevedden)

Ladies and Gentlemen:

By letter dated January 26, 2011 (the "Initial Letter"), on behalf of Bank of America Corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted a proposal (the "Proposal") submitted by the Kenneth Steiner (the "Proponent") from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") for the reasons set forth therein. In response to the Initial Letter, the Proponent submitted a letter (the "Chevedden Letter") dated February 1, 2011 to the Division indicating its view that the Proposal may not be omitted from the proxy materials for the 2011 Annual Meeting. The Chevedden Letter is attached hereto as **Exhibit A**.

As counsel to the Corporation, we hereby supplement the Initial Letter and request confirmation that the Division will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2011 Annual Meeting. This letter is intended to supplement, but does not replace, the Initial Letter. While we believe the arguments set forth in the Initial Letter meet the necessary burden of proof to support the exclusion of the Proposal as provided therein, the Corporation would like to address the matters raised in the Chevedden Letter. A copy of this letter is also being sent to the Proponent.

DISCUSSION

Compliance with Rule 14a-8. The Chevedden Letter claims that the Corporation failed to comply with Rule 14a-8 because it "never asked for the broker letter and the company never responded to the broker letter after it was received . . . ." As noted in the Initial Letter, the Proponent is not a record holder and his initial submission dated October 6, 2010 did not include any ownership verification. However, prior to the Corporation making a request for ownership verification (and before the expiration of the 14-day window under Rule 14a-8(f)), Mr. Chevedden submitted the DJF Letter[1] to the Corporation on October 15, 2010. The Corporation initially determined that the DJF Letter appeared on its face to satisfy the eligibility requirements of Rule 14a-8(b) and, accordingly, no further documentary requests were made of the Proponent or Mr. Chevedden with respect to the Proponent's eligibility to submit the Proposal. The Corporation relied in good faith on the DJF Letter, and there did not appear to be any reason to send the Proponent or Mr. Chevedden a defect letter requesting additional ownership verification. The Corporation should not be penalized, as suggested by Mr. Chevedden, for initially relying in good faith on the DJF Letter.

The Ownership Verification Process used by Messrs. Chevedden and Filiberto is Highly Suspect.

The Chevedden Letter fails to address the primary issue raised in the Initial Letter — that the Proponent has not submitted an affirmative written statement from the record holder of his securities and demonstrated his purported ownership of the Corporation's stock. The Division has repeatedly required that share ownership verification be provided directly by the record holder and not indirectly by a proponent. *See Section C.1.c, Staff Legal Bulletin No. 14* (July 13, 2001).

The Chevedden Letter states that the DJF Letter was prepared "under the supervision of Mark Filiberto who signed the letter" and that "Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies." The Chevedden Letter also attaches a January 21, 2011 letter signed by Mr. Filiberto (the "Filiberto Letter"). The Filiberto Letter does not specifically reference either the Corporation or the DJF Letter submitted by the Proponent to the Corporation. The Filiberto Letter states that "(e)ach of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature" and that "I [Mr. Filiberto] reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter."

The Proponent's and Mr. Filiberto's explanations do not address or remedy the core issue of satisfying Rule 14a-8's share ownership requirements. In fact, their statements raise more questions regarding the DJF Letter. In the Filiberto Letter, Mr. Filiberto indicates that he

[1] The term DJF Letter was defined in the Initial Letter as the October 15, 2010 facsimile sent by John Chevedden of a letter dated October 12, 2010 purportedly from DJF Discount Brokers ("DJF").

verified the DJF Letter. However, it is unclear how Mr. Filiberto was able to verify, on behalf of DJF, that the Proponent was the owner of the Corporation's shares on the date of the letter since it appears that the date was filled in on the DJF Letter after Mr. Filiberto signed the letter. (The Initial Letter contains more discussion on this point.) It is also unusual that Mr. Filiberto would sign the DJF letter prior to reviewing it for accuracy instead of concurrently with his review and authorization to Mr. Chevedden to use the form.

Following Mr. Chevedden's argument, the Division and the Corporation are expected to believe the following: 1) Mr. Filiberto provided numerous blank form letters to Mr. Chevedden, each dated October 12, 2010 and each executed in advance by Mr. Filiberto; 2) Mr. Chevedden communicated with Mr. Filiberto (presumably) at a later date to obtain the correct ownership information for a specific company; 3) Mr. Chevedden, under the "supervision" of Mr. Filiberto, would then complete the pre-signed forms; and 4) Mr. Chevedden would transmit final, completed forms to Mr. Filiberto so that he could "[review] each letter and [confirm] each was accurate before authorizing Mr. Steiner [i.e., Mr. Chevedden]" to use each letter. This process seems highly suspect and quite inefficient. In particular, we note the unusual and questionable practice of a broker sending a client blank, signed forms in which to complete information — a process that could easily be manipulated and abused. We further emphasize that neither Mr. Chevedden nor Mr. Filiberto deny the conclusion reached by the handwriting expert and discussed in the Initial Letter that Mr. Chevedden photocopied and filled in the DJF Letter after Mr. Filiberto signed one form letter.

Even if one accepts the above argument, the DJF Letter is still not an affirmative written statement from the record holder. This is true because a statement prepared by the Proponent (i.e., Mr. Chevedden) does not constitute an affirmative written statement from the record holder, even if the broker "supervised" and "authorized" the Proponent's actions. *See Staff Legal Bulletin No. 14, Section C.1.c.2* (July 13, 2001).

In light of the facts and the suspect processes surrounding the DJF Letter, we believe that the Proponent has not satisfied his burden of "proving his or her eligibility to submit a proposal to the company" as required under SLB 14.

Messrs. Chevedden and Filiberto Lack Meaningful Independence and Require Greater Scrutiny.

Messrs. Chevedden and Filiberto (as well as Mr. Steiner) have a longstanding relationship that requires closer scrutiny. Messrs. Chevedden and Filiberto lack the normal independent relationship one expects from an investor and his broker. Mr. Filiberto has been a part of Mr. Chevedden's network of professional stockholder proponents for several years. For example, like Mr. Steiner, Mr. Filiberto, directly and through partnerships owned by him, has submitted proposals under Rule 14a-8 and appointed Mr. Chevedden as his proxy and/or representative. *See e.g., American International Group, Inc.* (March 16, 2009); *Alcoa Inc.* (February 19, 2009); *Pfizer Inc.* (February 19, 2009); and *The Coca-Cola Company* (February 4, 2008) (submitted by The Great Neck Capital Appreciation LTD Partnership, Mark Filiberto as General Partner) Excerpts of these letters, including Mr. Filiberto's proxy grant to Mr. Chevedden are attached as **Exhibit B**. In addition, a website called Corporate Governance News has chronicled Mr. Chevedden's efforts. Pages from this website are included in **Exhibit B**. One entry on this website states, "John Chevedden & ***associates*** continue their relentless quest" and a second entry states that "John Chevedden and his ***associates*** have been busy and report the following votes at annual meetings[.]" (emphasis added) *Corporate Governance New: June 2008,* available at http://corpgov.net/?page_id=4098, and *Corporate Governance News: April 2008*, available at http://corpgov.net/news/archives2008/april.html.

In both an April 2008 and a June 2008 posting under the caption "Chevedden Reports," Mr. Filiberto is listed as one of Mr. Chevedden's "associates." Finally, an article in *Crain's New York Business* (the "*Crain Article*") from February 2009 discusses the relationship between Messrs. Chevedden and Filiberto. The Crain article is also included in **Exhibit B.** The *Crain Article* states that:

> Mr. Chevedden's work has introduced him to a network of like-minded investors who consult with each other on which companies to target. The group includes Kenneth Steiner, an investment manager form Great Neck, L.I., who is also the son of a veteran activist. The Steiners' work attracted their financial advisor, Mark Filiberto, president of a small brokerage firm in Lake Success, L.I.

While the protection of stockholder rights is critical to the Division, so is the enforcement of the Commission's rules and regulations. As discussed above, the processes surrounding the DJF Letter and Mr. Steiner's ownership verification are questionable. Further, while we believe and support the Division's general inclination to give deference to stockholders to protect stockholder rights, in light of the pre-existing relationship between Messrs. Chevedden and Filiberto such deference is not appropriate.

Based on the foregoing and the discussion in our Initial Letter, we believe that the Proponent has not satisfied his burden of proving his or her eligibility to submit a proposal to the company. The Proponent has not provided an affirmative written statement from the record holder in the form and manner contemplated by Rule 14a-8 and Division interpretation. Accordingly, the Proposal may be excluded under Rule 14a-8.

HUNTON & WILLIAMS

* * * * * ** *

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 25, 2011 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Craig T. Beazer
John Chevedden

EXHIBIT A

See attached.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 26, 2011 company request to avoid this rule 14a-8 proposal.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue for which the company was required to give the proponent advance notice of.

The company no action request provided evidence that the company received the broker letter on October 15, 2010. However the company never asked for the broker letter and the company never responded to the broker letter after it was received according to the company evidence provided.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The company does not claim that the *Apache* case said the above rule was defunct.

The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Craig Beazer <craig.beazer@bankofamerica.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

January 21, 2011

Mark Filiberto
R&R Planning Group LTD

EXHIBIT B

See attached.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 16, 2009

Eric N. Litzky
Vice President - Corporate Governance
American International Group, Inc.
70 Pine Street
New York, NY 10270

Re: American International Group, Inc.
Incoming letter dated January 14, 2009

Dear Mr. Litzky:

This is in response to your letters dated January 14, 2009 and March 4, 2009 concerning the shareholder proposal submitted to AIG by Mark Filiberto. We also have received letters on the proponent's behalf dated February 11, 2009, March 1, 2009 and March 4, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden
*** FISMA & OMB Memorandum m-07-16 ***

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Edward M. Liddy
Chairman
American International Group, Inc. (AIG)
70 Pine St
New York NY 10270

Rule 14a-8 Proposal

Dear Mr. Liddy,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (*** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum m-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008
Mark Filiberto — Date

cc: Kathleen E. Shannon <kathleen.shannon@aig.com>
Corporate Secretary
PH: 212 770-7000
FX: 212 509-9705
FX: 212 943-1125
FX: 212-785-1584

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 19, 2009

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Alcoa Inc.
Incoming letter dated December 22, 2008

Dear Ms. Goodman:

This is in response to your letter dated December 22, 2008 concerning the shareholder proposals submitted to Alcoa by Mark Filiberto and William Steiner. We also have received letters on the proponents' behalf dated January 8, 2009, January 28, 2009, and February 11, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Alain J. P. Belda
Chairman of the Board
Alcoa Inc. (AA)
390 Park Avenue
New York NY 10022
PH: 212 836-2732

Rule 14a-8 Proposal

Dear Mr. Belda,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden & OMB MEMORANDUM M-07-16***
FISMA & OMB MEMORANDUM M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008
Mark Filiberto — Date

cc: Donna C. Dabney <donna.dabney@alcoa.com
Corporate Secretary
PH: 804-281-2283
FX: 804-281-3740
BRENDA HART
FX: 212-836-2807

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 19, 2009

Matthew Lepore
Vice President and Chief Counsel,
Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.

Dear Mr. Lepore:

This is in regard to your letter dated February 19, 2009 concerning the shareholder proposal submitted by Mark Filiberto for inclusion in Pfizer's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Pfizer therefore withdraws its December 19, 2008 requests for a no-action letter from the Division to the extent that they relate to the proposal. Because the matter is now moot, we will have no further comment.

Sincerely,

Raymond A. Be
Special Counsel

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mark Filiberto
General Partner
Palm Garden Partners LP
1981 Marcus Ave., Suite C114
Lake Success, NY 11042

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Mark Filiberto — 7 Nov 2008
Mark Filiberto — Date

cc: Rosemary Kenney <rosemary.kenney@pfizer.com>
Suzanne Rolon <Suzanne.Y.Rolon@Pfizer.com>
Manager, Communications
Corporate Governance | Legal Division
212.733.5356p | 212.573.1853f

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 4, 2008

Anita Jane Kamenz
Attorney
Office of the Secretary
The Coca-Cola Company
P.O. Box 1734
Atlanta, GA 30301

Re: The Coca-Cola Company
Incoming letter dated December 13, 2007

Dear Ms. Kamenz:

This is in response to your letters dated December 13, 2007 and January 3, 2008 concerning the shareholder proposal submitted to Coca-Cola by The Great Neck Capital Appreciation LTD Partnership. We also have received letters on the proponent's behalf dated December 19, 2007 and January 7, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

The Great Neck Capital Appreciation LTD Partnership
1981 Marcus Ave, Suite C114, Lake Success, NY 11042

THE COCA-COLA COMPANY
RECEIVED

NOV - 6 2007

SHAREOWNER AFFAIRS

November 5, 2007

Mr. E. Neville Isdell
Chairman of the Board
Coca-Cola Company (KO)
1 Coca Cola Plz
Atlanta GA 30313

Rule 14a-8 Proposal

Dear Mr. Isdell,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

(In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email.)

*** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

Mark Filiberto

Mark Filiberto,
General Partner

cc: Carol Crofoot Hayes
Corporate Secretary
Phone: 404 676-2121
Fax: 404 676-6792
FX: 404-515-0358

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Bank of America Corporation (BAC)
Written Consent
Kenneth Steiner

Ladies and Gentlemen:

This responds to the January 26, 2011 company request to avoid this rule 14a-8 proposal.

The company is in violation of rule 14a-8 if it wishes to avoid this proposal on a procedural issue for which the company was required to give the proponent advance notice of.

The company no action request provided evidence that the company received the broker letter on October 15, 2010. However the company never asked for the broker letter and the company never responded to the broker letter after it was received according to the company evidence provided.

Rule 14a-8 states (emphasis added):
f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

The company may exclude your proposal, ***but only after it has notified you of the problem,*** and you have failed adequately to correct it. ***Within 14 calendar days of receiving your proposal, the company must notify you*** in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response.

The company does not claim that the *Apache* case said the above rule was defunct.

The broker letter for the company was prepared under the supervision of Mark Filiberto who signed the letter. Mark Filiberto reviewed and approved the 2011 broker letters that have his signature for the company and for other companies. Attached is an additional letter from Mark Filiberto, President, DJF Discount Brokers from September 1992 until November 15, 2010.

This is to request that the Securities and Exchange Commission allow the resolution to stand and be voted upon in the 2011 proxy.

Sincerely,

John Chevedden

cc: Kenneth Steiner
Craig Beazer <craig.beazer@bankofamerica.com>

R&R Planning Group LTD
1981 Marcus Avenue, Suite C114
Lake Success, NY 11042

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ladies and Gentlemen:

Each of the DJF Discount Brokers letters for Mr. Kenneth Steiner's 2011 rule 14a-8 proposals were prepared under my supervision and signature. I reviewed each letter and confirmed each was accurate before authorizing Mr. Steiner or his representative to use each letter.

Sincerely,

Mark Filiberto   January 21, 2011

Mark Filiberto
President, DJF Discount Brokers from September 1992 until November 15, 2010

Mark Filiberto
R&R Planning Group LTD

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

January 26, 2011 Rule 14a-8

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Kenneth Steiner (Chevedden)

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the Staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2011 Annual Meeting of Stockholders (the "2011 Annual Meeting") the proposal described below for the reasons set forth herein. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and a supporting statement dated October 6, 2010, as revised on November 4, 2010 (the "Proposal") from Kenneth Steiner (the "Proponent") for inclusion in the Corporation's proxy materials for the 2011 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2011 Annual Meeting is scheduled to be held on or about May 11, 2011. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 30, 2011.

SUMMARY OF THE PROPOSAL

The Proposal requests that the

> board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

BACKGROUND

The Proponent submitted the Proposal to the Corporation in a letter dated October 6, 2010, which the Corporation received via email on October 6, 2010. On November 4, 2010, the Proponent submitted a revised proposal via email. On October 15, 2010, John Chevedden sent by facsimile a letter (the "DJF Letter") dated October 12, 2010 purportedly from DJF Discount Brokers ("DJF") as the "introducing broker for the account of Kenneth Steiner . . . held with National Financial Services LLC" certifying that, as of the date of such letter, the Proponent was the beneficial owner of 4,452 of the Corporation's common shares since February 7, 2000. After initial review, the Corporation determined that the DJF Letter appeared on its face to satisfy the eligibility requirements of Rule 14a-8(b). Accordingly, the Corporation relied in good faith on the legitimacy of the DJF Letter to satisfy Rule 14a-8(b), and no further documentary requests were made of Mr. Steiner or Mr. Chevedden with respect to Mr. Steiner's eligibility to submit the Proposal. A copy of the DJF Letter is included in the materials as part of **Exhibit A**.

REASON FOR EXCLUSION OF PROPOSAL

The Proposal May Be Excluded Under Rule 14a-8(b) and Rule 14a-8(f)(1) Because The Proponent Failed To Provide The Requisite Proof of Continuous Stock Ownership.

The Corporation may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to demonstrate his eligibility to submit the Proposal under Rule 14a-8(b). The Proponent has not submitted an affirmative "written statement from the 'record' holder" of his securities that demonstrates his purported ownership of Corporation stock. Specifically, the evidence of ownership is defective because (1) Mr. Chevedden, and not a DJF representative, filled in the information in the DJF Letter and (2) the DJF Letter contains a photocopied signature from DJF's authorized representative (*i.e.*, DJF's

President). The DJF Letter therefore has not satisfied the Proponent's burden of proving his eligibility to submit a proposal to the Corporation.

Rule 14a-8(b)(l) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." *Staff Legal Bulletin No. 14* (July 13, 2001) ("*SLB 14*") specifies that when a stockholder is not the registered holder, such stockholder "is responsible for proving his or her eligibility to submit a proposal to the company." A stockholder may deliver this proof in one of the two ways provided in Rule 14a-8(b)(2). *See Section C.1.c, SLB 14.* Rule 14a-8(b)(2) provides that if a stockholder is not a registered holder and/or the stockholder has not filed with the Commission, with respect to the company, a Schedule 13D, Schedule 13G, Form 3, Form 4, and/or Form 5, the stockholder must prove ownership of a company's securities by "submit[ting] to the company a written statement from the 'record' holder . . . verifying" ownership of the securities. The Division has reiterated the need for stock ownership verification to be provided directly by a record holder and not indirectly by a proponent. Thus, the Division has stated that "a shareholder must submit an affirmative written statement *from the record holder* of his or her securities that specifically verifies that the shareholder owned the securities" and has concurred that "monthly, quarterly or other periodic investment statements" do not sufficiently demonstrate continuous ownership of a company's securities, even if those account statements repeatedly show ownership of a company's shares and do not report any purchases or sales of such shares during the one year period. *Section C.1.c.2, SLB 14* (emphasis added); *see Duke Realty Corp.* (February 7, 2002) (noting that despite the proponent's submission of monthly statements in response to a deficiency notice, "the proponent ha[d] not provided a statement from the record holder evidencing documentary support of continuous beneficial ownership" of the company's securities for at least one year prior to the submission of the proposal). Likewise, the Division has for many years concurred that documentary support from other parties who are not the record holder of a company's securities is insufficient to prove a stockholder proponent's beneficial ownership of such securities. *See, e.g., Clear Channel Communications, Inc.* (February 9, 2006) (concurring in exclusion where the proponent submitted ownership verification from an investment adviser that was not a record holder).

In the instant case, as discussed below, the Proponent failed to submit an affirmative written statement from the record holder of his securities to the Corporation. As the Division has stated, in "the event that the shareholder is not the registered holder, *the shareholder is responsible for proving his or her eligibility to submit a proposal to the company.*" *Section C.1.c, SLB 14* (emphasis added). While the Division has accepted proof of ownership from brokers, such as DJF, since 2008 to satisfy this requirement, it has not deviated from the requirement that there be an "affirmative written statement from the record holder." As set forth in more detail below, the attached report from Arthur T. Anthony, a recognized certified forensic handwriting and document examiner ("Handwriting Expert"), concludes that a portion of the October 12, 2010 DJF Letter was, in fact, completed by Mr. Chevedden. Therefore, the DJF Letter does not constitute an "affirmative written statement from the record holder" as required by the standards set out in SLB 14. *Section C.1.c, SLB 14*

The submission of no-action request letters by International Paper Company (filed January 14, 2011), The McGraw-Hill Companies, Inc. (filed January 13, 2011), and Allstate Corporation (filed January 7, 2011) caused the Corporation to question the validity of the DJF Letter submitted as proof of the Proponent's ownership of shares of the Corporation. As a result, the Corporation retained the assistance of the Handwriting Expert to analyze the DJF Letter. The Handwriting Expert has prepared a report (the "Handwriting Report") detailing his analysis of the DJF Letter and other related documents, which is attached to this letter as **Exhibit B**. The Handwriting Report concludes that the information specific to the Proponent's ownership of the Corporation's securities (including the name of the Corporation, the number of shares allegedly beneficially owned, and the date since which the shares allegedly have been held, hereinafter collectively referred to as the "Corporation Specific Information") is written in different handwriting than that used to provide the information evidencing the Proponent's account with DJF (specifically, the Proponent's name and account number and the date of the DJF Letter, hereinafter together referred to as the "Proponent Specific Information"). ***As the Handwriting Report explains, the Corporation Specific Information in the DJF Letter is in Mr. Chevedden's handwriting.*** The Handwriting Report further explains that the Proponent Specific Information in the DJF Letter is an identical reproduction of that appearing on DJF letters submitted to numerous other companies dated the same date (*i.e.*, October 12, 2010), indicating that a single blank letter was signed and then reproduced, presumably with the Corporation Specific Information filled in thereafter.

The Handwriting Report provides numerous examples of DJF ownership verification letters similar to the DJF Letter. *See Exhibits #2-7, Handwriting Report*. Additional October 12, 2010 letters not included in the Handwriting Report are attached hereto as **Exhibit C** (the letters found in Exhibits #2-7 of the Handwriting Report and those attached hereto as **Exhibit C** are collectively referred to at the "October 12 Letters"). Upon comparison of the October 12, 2010 letters, all of them contain the following similarities:

- The date "12 October 2010" is written identically in each letter;
- The second handwritten instance of Mr. Steiner's name in each letter contains a final "r" that extends over the next word "is";
- A similar sequence of black marks/smudges appears above the "Sincerely" signatory line;
- Each letter contains the company ticker in parentheses after the company name. This marking is unique to the DFJ Letter and the other October 12 Letters as compared to letters provided by DFJ in prior years;
- The scratched out word "Corp" and insertion of "LLC" appears identical in each letter; and
- Each letter was faxed to the respective company on October 15, 2010.

As with the DJF Letter, the October 12 Letters show one hand was used to complete the name "Kenneth Steiner," Mr. Steiner's account number, and the date, while another hand was used to complete the name of the company, the number of shares allegedly beneficially owned, and the date since which the shares allegedly have been held. The only differences on the October 12 Letters is the ownership information that is specific to each company, which appears to have been inserted by Mr. Chevedden, all as detailed herein and as supported by the conclusions contained in the Handwriting Report.

Accordingly, the Corporation believes that, for purposes of Rule 14a-8(b), the Proponent has not satisfied his burden of submitting an affirmative written statement from the record holder of the Corporation's shares specifically verifying the Proponent's ownership of shares of the Corporation. Mr. Chevedden's provision of the name of the Corporation, the number of shares held by the Proponent, and the date since which the shares allegedly have been held does nothing more than represent Mr. Chevedden's personal and unsupported assertions of the Proponent's ownership of the Corporation's securities. In addition, based on the Handwriting Report, it appears that Mr. Chevedden was provided with a single executed "form" letter from DJF and that Mr. Chevedden then made photocopies of this letter and filled in the Corporation Specific Information. The DJF Letter is therefore not a sufficient statement *from the record holder* verifying the Proponent's ownership of the Corporation's securities.

The history of Rule 14a-8 and its minimum ownership and holding period requirements indicates that the Commission was well aware of the potential for abuse of this rule. The Commission has further indicated on several occasions that it would not tolerate such conduct. The Commission amended Rule 14a-8 in 1983 to require that proponents using the rule have a minimum investment in and satisfy a minimum holding period with respect to a company's shares in order to avoid abuse of the stockholder proposal rule and ensure that proponents have a stake "in the common interest of the issuer's security holders generally." *Exchange Act Release No. 4185* (November 5, 1948). Moreover, subsequent Division guidance demonstrates that it is not sufficient to submit written statements of a proponent's ownership of a company's securities other than from the record holder of such securities. As noted above, in *SLB 14*, the Division expressly stated that when a proponent is not the record holder of a company's securities, the written statement of ownership "must be from the record holder of the shareholder's securities." The same guidance confirms that evidence of ownership provided by a proponent, such as brokerage firm account statements, and a written statement from someone who is not the record holder, such as an investment adviser, is insufficient proof with regard to the minimum ownership requirements. *See Section C.l.c.l, SLB 14.*

The Commission's concerns about abuse of Rule 14a-8 are relevant to the present situation. The Proponent has not satisfied his burden to provide clear and sufficient evidence verifying the Proponent's purported shareholdings. Accordingly, because the Proponent has not fulfilled his responsibility to prove his eligibility to submit the Proposal, the Corporation believes it may properly exclude the Proposal from the proxy materials for its 2011 Annual Meeting pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

On numerous occasions the Division has permitted the exclusion of a stockholder proposal based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See Union Pacific Corp.* (January 29, 2010) (concurring with the exclusion of a stockholder proposal under Rule 14a-8(b) and Rule 14a 8(f) and noting that "the proponent appears to have failed to supply, within 14 days of receipt of Union Pacific's request, documentary support sufficiently evidencing that it has satisfied the minimum ownership requirement for the one-year period required by rule 14a 8(b)"); *Time Warner Inc.* (February 19, 2009); *Alcoa Inc.* (February 18,009); *Yahoo, Inc.* (March 29, 2007); *Johnson & Johnson* (January 3, 2005); *and Moody's Corp.* (March 7, 2002).

Generally, Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Proponent is not a record holder and his initial submission dated October 6, 2010 did not include any ownership verification. However, prior to the Corporation making a request for ownership verification (and before the expiration of the 14-day window under Rule 14a-8(f)), Mr. Chevedden submitted the DJF Letter to the

Corporation on October 15, 2010. As noted above, the Corporation initially determined that the DJF Letter appeared on its face to satisfy the eligibility requirements of Rule 14a-8(b) and, accordingly, no further documentary requests were made of Mr. Steiner or Mr. Chevedden with respect to Mr. Steiner's eligibility to submit the Proposal. As the Corporation relied in good faith on the DJF Letter, there did not appear to be any reason to send the Proponent or Mr. Chevedden a defect letter requesting additional ownership verification. We believe that the Proponent should not, at this time, be provided an opportunity to provide legitimate ownership verification based on the Corporation's decision not to request additional ownership verification in reliance the DJF Letter.

The verification of proof of ownership in Rule 14a-8(b)(2) is a central feature of the Commission's stockholder proposal process. In addition to the issues raised by the DJF Letter and the other October 12 Letters, a recent federal district court case involving Mr. Chevedden and the Apache Corporation also points to concerns about Mr. Chevedden's actions. In that case, the court noted that Apache had "identified grounds for believing that the proof of eligibility [was] unreliable." *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723, 741 (S.D. Tex. 2010). Here, even more so than in *Apache,* due to the conclusions of the Handwriting Report and the facts upon which the Handwriting Expert's analysis is based, we believe that the proof of eligibility submitted by the Proponent does not establish the Proponent's eligibility pursuant to Rule 14a-8(b)(2).

We do not believe that the rules, regulations, and interpretations of the Commission and the Division permit Mr. Chevedden (who is ***not*** a record holder) merely to write in information in a stack of pre-signed and partially completed forms from DJF in order to satisfy the ownership verification requirements. Regardless of what Mr. Chevedden may argue for the source of his information, there is no way to verify with any certainty the ownership information provided by Mr. Chevedden in the DJF Letter. Because the DJF Letter is insufficient proof of the Proponent's eligibility to submit a proposal to the Corporation pursuant to Rule 14a-8(b)(2)(i) and the Division's guidance in *SLB 14*, the Corporation requests that the Division concur with its view that it may exclude the Proposal from the proxy materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1).

WAIVER OF 80-DAY SUBMISSION REQUIREMENT

We further request that the Staff waive the 80-day filing requirement as set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Division to waive the deadline if a company can show "good cause." As discussed above, the Corporation initially relied upon the purported verification of ownership in the DJF Letter. We believe that good cause for a waiver exists because of the subsequently obtained information demonstrating that the DJF Letter is not sufficient verification and because the current situation raises fundamental questions regarding the legitimacy of a stockholder's ability to submit a proposal and the integrity of the process under Rule 14a-8. We therefore believe that the Corporation has "good cause" for its inability to meet the 80-day requirement, and we respectfully request that the Division waive the 80-day requirement with respect to this letter.

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2011 Annual Meeting. Based on the Corporation's timetable for the 2011 Annual Meeting, a response from the Division by February 17, 2011 would be of great assistance.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2011 Annual Meeting.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact me at 704-378-4718 or, in my absence, Craig T. Beazer, Deputy General Counsel of the Corporation, at 646-855-0892.

Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: John Chevedden
Craig T. Beazer

HUNTON & WILLIAMS

Exhibit A

The Proposal and the DJF Letter

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Charles O. Holliday
Chairman of the Board
Bank of America Corporation (BAC)
100 N Tryon St
Charlotte NC 28255
Phone: 704 386-5681

Dear Mr. Holliday,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: Alice A. Herald
Corporate Secretary
Allison C. Rosenstock <allison.c.rosenstock@bankofamerica.com>
FX: 704-386-1670
FX: 980-386-1760
FX: 704-409-0119
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 6, 2010]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company.]

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Charles O. Holliday
Chairman of the Board
Bank of America Corporation (BAC)
100 N Tryon St
Charlotte NC 28255
Phone: 704 386-5681

NOVEMRER 4, 2010 UPDATE

Dear Mr. Holliday,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Kenneth Steiner

9/20/10
Date

cc: Alice A. Herald
Corporate Secretary
Allison C. Rosenstock <allison.c.rosenstock@bankofamerica.com>
FX: 704-386-1670
FX: 980-386-1760
FX: 704-409-0119
FX: 704-409-0985

[BAC: Rule 14a-8 Proposal, October 6, 2010, Update November 4, 2010]

3* – Shareholder Action by Written Consent

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting (to the fullest extent permitted by law).

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate (ALL) and Sprint (S). Hundreds of major companies enable shareholder action by written consent.

Taking action by written consent in lieu of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle. A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly related to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2010 reported corporate governance status:

The Corporate Library (TCL) www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk," "High Concern" takeover defenses and "High Concern" in executive pay with $29 million for Thomas Montag. Also alarming was the news that our company planed to make *discretionary* year-end incentive awards.

The Corporate Library said our company now has a risk committee, but Committee Chairman Frank Bramble had management ties: he was Vice Chair of MBNA Corporation, which our company bought in 2005. Furthermore, CEO Brian Moynihan was an insider who served at FleetBoston under former BAC Chairman Charles Gifford (who led FleetBoston before BAC acquired it, and who sat on the search committee that tapped Moynihan).

Mr. Gifford remained on the board along with two other directors (Thomas May and Thomas Ryan) who served together at FleetBoston. It seemed that a FleetBoston "old guard," including the CEO and his former boss, remained as the real power center of the new board.

Virgis Colbert (Chairman of our Nomination Committee) was marked as a "Flagged (Problem) Director" because of his directorship at Delphi Corporation immediately preceding bankruptcy. Charles Gifford (an inside-related director) and Thomas May were marked as "Flagged (Problem) Directors" due to their involvement with the FleetBoston board, which approved a major round of executive pay rewards even as FleetBoston was under investigation for multiple instances of improper activity.

Problem directors Colbert and May were given seats on our Nomination committee. Six of our directors received 9% to 22% in negative votes.

Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3.*

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The 2010 annual meeting proxy was misleading or confusing due to information arranged in reverse order. In two instances the agent was given priority ahead of the rule 14a-8 proponent.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number FISMA & OMB Memorandum M-07 held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 4452 shares of Bank of America Corp (BAC); having held at least two thousand dollars worth of the above mentioned security since the following date: 2/7/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Alice Herald	From John Chevedden
Co./Dept.	Co.
Phone # 704-386-1670 / 980-386-1760	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 704-409-0119	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

HUNTON& WILLIAMS

Exhibit B

Report of Arthur T. Anthony. certified forensic handwriting and document examiner

Arthur T. Anthony, LLC
Certified Forensic Handwriting &
Document Examiner

P. O. Box 620420
Atlanta, Georgia 30362

(770) 338-1938
FAX (770) 234-4300

January 25, 2011

Andrew A. Gerber, Esquire
Hunton & Williams, LLP
Bank of America, Suite 3500
101 S. Tryon Street
Charlotte, North Carolina 28280

Re: Handwriting Analysis – DJF Discount Brokers Letters

Dear Mr. Gerber:

On January 24, 2011, I was supplied with various electronic copy documents for handwriting analysis. I was requested to examine and compare questioned handwriting entries on a DJF Discount Brokers letter (Exhibit 1) in an attempt to determine whether or not John Chevedden prepared those questioned entries. For comparison purposes I was supplied with several examples of John Chevedden's known standard handwriting. I was also requested to examine and compare handwritten entries on additional questioned DJF Discount Brokers letters in an attempt to determine if some of the handwritten entries in Exhibits 1 through 7 are identical. The following is a detailed description of the submitted documents and the results of my findings.

EXHIBITS:

I.

DJF Discount Brokers - Questioned Documents

1. Photocopy of DJF Discount Brokers letter, dated 12 October 2010, for 4,452 shares of Bank of America Corp (BAC) and signed by Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

2. Photocopy of DJF Discount Brokers letter, dated 12 October 2010, for 5,700 shares of Alcoa Inc. (AA) and signed by Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

3. Photocopy of DJF Discount Brokers letter, dated 12 October 2010, for 5,000 shares of Motorola Inc. (MOT) and signed by Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

4. Photocopy of DJF Discount Brokers letter, dated 12 October 2010, for 700 shares of Fortune Brands Inc. (FO) and signed by Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

5. Photocopy of DJF Discount Brokers letter, dated 12 October 2010, for 1,809 shares of Verizon Communications Inc. (VZ) and signed by Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

6. Photocopy of DJF Discount Brokers letter, dated 12 October 2010, for 3,200 shares of Bristol Meyers Squibb (BMY) and signed by Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account and certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

7. Photocopy of DJF Discount Brokers letter, dated 12 October 2010, for 2,000 shares of American Express Co. (AXP) and signed by Mark Filiberto containing questioned handwritten date "12 October 2010," the "LLC" entry and the "Kenneth Steiner" account certification names. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

II.

John Chevedden – Additional Known Standard Handwriting

8. Photocopy of a Fidelity letter, dated November 9, 2009, to Ray T. Chevedden. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

9. Photocopy of DJF Discount Brokers letter, dated 4 Nov 2009, for 4,452 shares of Bank of America Corp and signed by Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

10. Photocopy of DJF Discount Brokers letter, dated 23 Oct 08, for 1,076 shares of Bank of America Cp. and signed by Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

11. Photocopy of a Fidelity letter, dated November 3, 2008, to Ray T. Chevedden. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

12. Photocopy of DJF Discount Brokers letter, dated 13 Nov 2008, for 1,500 shares of Bank of America and signed by Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

13. Photocopy of DJF Discount Brokers letter, dated 28 Nov 07, for 926 shares of Bank of America and signed by Mark Filiberto. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

14. Photocopy of two-page Morgan Stanley account statement, dated November 16, 2007. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

15. Photocopy of a Fidelity letter, dated November 21, 2007, to Ray T. Chevedden. Note that the attached Post-It Fax Note on this document contains the known standard handwriting of John Chevedden.

REQUESTS:

A. Whether or not John Chevedden prepared any of the handwriting on the questioned Exhibit 1 DJF Discount Brokers letter.

B. Whether or not any of the handwritten entries on the questioned DJF Discount Brokers letters, Exhibits 1 through 7, are identical.

FINDINGS:

It is my professional opinion that John Chevedden prepared the questioned handwritten "4452" share entry, the handwritten "Bank of America Corp (BAC)" entry and the handwritten "2/7/00" date entry on the questioned DJF Discount Brokers letter in Exhibit 1.

Further examination reveals that the questioned handwritten "12 October 2010," date, the handwritten "Kenneth Steiner" account and certification names, the handwritten "LLC" entry, and the "Mark Filiberto" signature on Exhibits 1 through 7 are all identical reproductions of each other and originated from the same source. These questioned handwritten entries were not prepared by John Chevedden.

REMARKS:

The above findings can be demonstrated through enlarged illustrative charts. If testimony is required, please allow sufficient time for the necessary preparations.

A curriculum vitae outlining my experience in the field of forensic document examination is attached to this report.

Respectfully,

Arthur T. Anthony

Enclosures

DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 4452 shares of Bank of America Corp (BAC); having held at least two thousand dollars worth of the above mentioned security since the following date: 2/7/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Alice Herald	From John Chevedden
Co./Dept.	Co.
Phone # 704-386-7670 980-386-1760	Phone ***FISMA & OMB Memorandum M-07-16 ***
Fax # 704-409-0119	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account numberSMA & OMB Memorandum M-07-held with National Financial Services Corp. LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5700 shares of Alcoa Inc. (AA); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/18/09, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▸
To Donna Dabney	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # FISMA & OMB Memorandum M-07-16 ***
Fax # 212-836-2807	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF
DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, LLC account number ***FISMA & OMB Memorandum M-07-16*** with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 5000 shares of Motorola Inc. (MOT); having held at least two thousand dollars worth of the above mentioned security since the following date: 5/12/03, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Michelle Warner	From John Chevedden	
Co./Dept.	Co.	
Phone #	***FISMA & OMB Memorandum M-07-16***	
Fax # 847-576-3628		

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Exhibit C

DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 700 shares of Fortune Brands Inc. (FO); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/29/05, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Mark Roche	From John Chevedden	
Co./Dept.	Co.	
Phone #	***FISMA & OMB Memorandum M-07-16***	
Fax # 847-484-4490	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner,
account number ____________, held with National Financial Services Corp. LLC
as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1809
shares of Verizon Communications Inc. (VZ), having held at least two thousand dollars worth of the above mentioned security since the following date: 8/10/05, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Mary Louise Weber	From John Chevedden	
Co./Dept.	Co.	
Phone #	***FISMA & OMB Memorandum M-07-16***	
Fax # 908-696-2068	Fax #	

DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner,
account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services ~~Corp.~~ LLC
as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification
Kenneth Steiner is and has been the beneficial owner of 3200
shares of Bristol Myers Squibb (BMY); having held at least two thousand dollars
worth of the above mentioned security since the following date: 7/2/96, also having
held at least two thousand dollars worth of the above mentioned security from at least one
year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10	# of pages ▶
To Sonia Vora	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 609-897-6217	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** ~~held~~ with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2000 shares of American Express Co. (AXP); having held at least two thousand dollars worth of the above mentioned security since the following date: 9/22/95, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▸
To Carol Schmertz	From John Chevedden
Co./Dept.	Co.
Phone #	***FISMA & OMB Memorandum M-07-16***
Fax # 212-640-0135	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

National Financial Services, LLC
Operations and Services Group

500 Salem Street OS2S, Smithfield, RI 02917

Fidelity INVESTMENTS

Post-it® Fax Note 7671	Date 11-9-09	# of pages ▶
To Alice Herald	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 980-386-1760	Fax #	

November 9, 2009

Ray T. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16 *** 704-409-0119

To Whom It May Concern:

This letter is provided at the request of Mr. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America (BAC) and Eastman Chemical Co. (EMN).

Please accept this letter as confirmation that Mr. Ray T. Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 200.000 shares in each of the securities listed above since July 1, 2006.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W395741-09NOV09

DJF
DISCOUNT BROKERS

Date: 4 Nov 2009

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 4452 shares of Bank of America Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/7/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-4-09 # of pages ▶
To Allison Rosenstock	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 980-233-7185 / 704-409-0119	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 23 OCT 08

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number*** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1076 shares of Bank of America Cp.; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/7/2000, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-23-08 # of pages ▸
To Kristin Marie Oberheu	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 704-386-1670	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

National Financial Services, LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD, RI 02917

November 3, 2008

Ray T. Chevedden
Via facsimile to: OMB Memorandum M-07-16 ***

To Whom It May Concern:

This letter is provided at the request of Mr. Chevedden and is intended to serve as confirmation of his share ownership in Bank of America (BAC), Eastman Chemical Co. (EMN) and AT&T, Inc. (T).

Please accept this letter as confirmation that Mr. Ray Chevedden, as trustee of the Ray and Veronica Chevedden Family Trust, has continuously held no less than 200.000 shares of each of the securities listed above since July 1, 2006.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 9:00 a.m. and 5:30 p.m. Eastern Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 27937 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W040965-03NOV08

Post-it® Fax Note 7671	Date 11-3-08 # of pages▶
To Kristin Marie Oberheu	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # FISMA & OMB Memorandum M-07-16 ***
Fax # 704-386-1670	Fax #

DJF

DISCOUNT BROKERS

Date: 13 Nov 2008

To whom it may concern:

As introducing broker for the account of William Steiner, account number *** FISMA & OMB Memorandum M-07-16 ***, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 1500 shares of Bank of America; having held at least two thousand dollars worth of the above mentioned security since the following date: 11/2/07, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-08 # of pages ▶
To Kristin Marie Oberheu	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 704-409-0985	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 28 Nov 07

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number *** FISMA & OMB Memorandum M-07-16 *** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 926 shares of Bank of America; having held at least two thousand dollars worth of the above mentioned security since the following date: 2/7/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date	# of pages ▸
To Kristin Marie Oberheu	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-409-6985	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

3558 Round Barn Blvd
Suite 201
Santa Rosa, CA 95403

toll-free 800 827 2655
direct 707 524 1000
fax 707 524 1099

Morgan Stanley

November 16, 2007

Nick Rossi

*** FISMA & OMB Memorandum M-07-16 ***

To: Nick Rossi

All quantities continue to be held without interruption in Nick Rossi's account as of the date of this letter.

Nick Rossi deposited the following certificates to his Morgan Stanley transfer on death account *** FISMA & OMB Memorandum M-07-16 *** on the respective dates:

May 16, 2002
120 shares Electronic Data Systems Corp. bought and additional 380 shares on 3-5-2003, now owns 500 shares
1,000 shares Hubbell Inc A
1,000 shares Genuine Parts Co.
525 shares General Motors Corp.
500 shares Bethlehem Steel Corp. (journal out)
1,000 Baker Hughes Inc.
1,427 shares Chevron Corp.
-2 for 1 split 9/10/04-now owns 2,854 shares
1,652 shares Fortune Brands Inc., received 388 ACCO Brands Corp. – spun off from Fortune Brands on 8-16-2005
1,652 shares Gallaher Group PLC ADR, company bought out, eliminated this holding
419 shares Delphi Corp. bought additional 581 shares on 3-16-2005, now owns 1,000 shares
452 shares Bank of America Corp. bought an additional 248 shares on 11-25-2003
-2 for 1 split 8-27-2004 now owns 1,400 shares

May 22, 2002
2,000 shares Cedar Fair LP Dep Units
1,683 shares Daimler-Chrysler AG

July 9, 2002
1,000 shares UST Inc.
1,000 shares Teppco Partners LP
2,000 shares Service Corp. Intl
800 shares Maytag Corp, bought by Whirlpool Corp. 4-4-2006, now owns 95 shares Whirlpool Corp
3,120 shares Kimberly Clark Corp. sold 120 shares on 11-25-2003, now owns 3,000 shares
1,000 shares UIL Holdings Corp., 5 for 3 split on 7-3-2006
-Now owns 1,666 shares
1,000 shares Plum Creek Timber Co. Inc. REI
600 shares 3M Company (split 9-29-2003)
1,000 shares Terra Nitrogen Co LP Com Unit
1,000 shares UGI Corp. New, 3 for 2 split 4-1-2003, received 1,500 shares UGI 5-24-2005 for 2 for 1 split
-Now owns 3,000 shares
580 shares Scottish Power PLC ADR, reorganization received .793 for 1, owned 460 shares Scottish Power PLC, purchased by Iberdrola, now owns 347 Iberdrola SA Spon ADR

BAC-HK
Post-it® Fax Note 7671

Date	# of pages ▶
To Kristin Marie Oberheu	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 704-409-0985	Fax #

600 shares PG&E Corp.
1,000 shares Unilever PLC (New) ADS, 5-24-2006 9 for 5 split
Now owns 1,800 shares Unilever PLC (New) ADS
7,593 shares ServiceMaster Co., company was purchased for cash, eliminating position
1,054 shares SBC communications, renamed AT&T
99 shares Neenan Paper Inc. Spun off from Kimberly Clark 11-30-2004

August 15, 2002
300 shares Marathon Oil Co. 6/18/07 stock split 2 for 1 split, now owns 600 shares

On May 23, 2002 Nick journal into the same account the following:
200 shares Safeway Inc. Com. New
10,000 par value USG Bond 8.50% due 8-1-2005, sold 6-10-2004, eliminated this holding
1,000 shares Bristol Myers Squibb Co., 500 shares Bristol Myers Squibb Co. was purchased on May 21, 2003. 500 shares Bristol Myers Squibb Co. was purchased April 21, 2004.
1000 shares of Bristol Myers Squibb Co. purchased 8/2/07, sold 1000 shares of Bristol Myers Squibb Co sold 9/19/07, now owns 2,000 shares of Bristol Myers Squibb Co.

The following deposits and/or purchases as noted were made:

Aegon NV ADR
Deposited 5-16-2002: 1,436 shares
Reinvested Dividends 5-13-2003: 57 shares
Reinvested Dividends 9-23-2005: 29 shares
Reinvested Dividends 9-21-2006: 24 shares
Reinvested Dividends 5-4-2007: 24 shares
Reinvested Dividends 9-14-2007: 33 shares
-Now owns 1,608 shares
500 shares of Merck & Co. purchased 10-5-2004
1,000 shares Schering Plough, 500 shares purchased 10-4-2002 and 500 shares purchased 3-6-2003
1,000 shares Dynegy Inc. (Holding Co.) Class A purchased 12-10-2004, Now Dynegy Inc Del Class A
800 shares Safeway Inc. Com. New purchased 1-6-2005
500 shares Pfizer Inc. purchased 1-18-2005
500 shares HSBC Holdings PLC Spon ADR New purchased 3-28-2005, additional 500 shares purchased on 4-21-2005
-Now owns 1,000 shares

All quantities continue to be held in Nick's account as of the date of this letter.

Sincerely,

David Lawrence
Financial Advisor

National Financial Services LLC
Operations and Services Group
500 SALEM STREET OS2S, SMITHFIELD RI 02917

BAC-RTC

Post-it® Fax Note 7671	Date	# of pages ▶
To Kristin Marie Oberheu	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***	
Fax # 704-409-0985	Fax #	

November 21, 2007

Ray T. Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

To Whom It May Concern,

I am responding to Mr. Chevedden's request to confirm his positions in Bank of America ("BAC"), Eastman Chemical Co. ("EMN"), and AT&T, Inc. ("T").

I can confirm that the Ray T. Chevedden and Veronica G. Chevedden Family Trust dated 05/04/90, Ray Chevedden Trustee has continuously held no less than 100.000 shares each of BAC, EMN and T since July 1, 2006.

I hope this information is helpful. If you have any questions, please contact me at 800-482-9984, extension 27941. I am available Monday through Friday, 10:00 a.m. to 6:30 p.m. Eastern time.

Sincerely,

Devon Goodwin
Client Services Specialist

Our File: W019724-21NOV07

Arthur T. Anthony

Certified Forensic Handwriting and Document Examiner

Post Office Box 620420 (770) 338-1938
Atlanta, Georgia 30362 Fax (770) 234-4300

A practice concerning the forensic examination of questioned documents, the scope of which, but is not limited to, the examination of signatures and other writings for the purpose of determining the origin or authenticity of questioned documents. In addition, the field also includes the non-destructive examination of inks, medical records, paper, obliterations, alterations, interlineations, wills, codicils, deeds, and contracts for the purpose of authentication of disputed documents.

1971	Received Bachelor of Science degree from Central Missouri State University, Warrensburg, Missouri
1972 through 1974	United States Army
1974 through 1978	Federal Bureau of Investigation - Computer and Laboratory Divisions
1978 through 1981	Illinois Department of Law Enforcement - State Crime Laboratory
1981 to 2009	Georgia Bureau of Investigation - State Crime Laboratory. Chief Forensic Document Examiner & Manager of Questioned Documents and Forensic Imaging Section

BACKGROUND:

Initial training in the examination of questioned documents began in 1976 at the FBI Laboratory in Washington, D.C. Worked in the capacity of a Physical Science Technician in the Document Section of the Laboratory Division. Affiliation with the FBI Lab lasted for two and one half years. Subsequently, accepted a position as a Document Examiner for the Illinois Department of Law Enforcement where my professional training continued under the direction of the Chief Document Examiner for that State Crime Laboratory System. Associated with the Illinois Department of Law Enforcement, Crime Laboratory System for approximately three years.

Retired Chief Forensic Document Examiner and Manager of the Questioned Documents and Forensic Imaging Section of the Georgia Bureau of Investigation, Division of Forensic Sciences. (Georgia State Crime Laboratory)

Conducted many thousands of examinations and comparisons, involving numerous pieces of documentary evidence in the course of my thirty plus years of experience.

QUALIFICATIONS/CERTIFICATIONS:

Have qualified to testify as an expert in federal and state courts, commission and arbitration hearings, mediations, administrative hearings, ***Federal Daubert Hearings***, as well as medical peer review boards in Illinois, Georgia, Florida, Tennessee, Alabama, Pennsylvania, California, and South Carolina, concerning questioned document problems. I have provided expert testimony at trial, hearings and at depositions in excess of three hundred and fifty times.

Certified by the American Board of Forensic Document Examiners since 1984, a national organization which attests to the competency of individuals engaged in the examination of questioned documents. ***Note that this is the only forensic document examination certification board recognized by the federal court system.***

Member and past chairman of the document section of the American Academy of Forensic Sciences. Member of the American Society of Questioned Document Examiners. Presented papers at annual conferences of both organizations as well as published in *the* ***Journal of Forensic Sciences***, the official publication of the American Academy of Forensic Sciences a peer reviewed journal. Maintain membership in the International Association for Identification and the Southeastern Association of Forensic Document Examiners (SAFDE). ***Charter member and initial membership chair of SAFDE.***

During the course of the last thirty-plus years, have attended many workshops, seminars, testing, and training offered by professional, corporate, governmental, and international organizations.

LECTURES:

Lectured regarding forensic document examination at community colleges in Illinois and Georgia, the Georgia Public Safety Training Center, for bank security officers, State of Georgia Association of Voter Registrars, the Georgia Criminal Defense Lawyers' Association, FBI Questioned Document Training Seminar, Quantico, Virginia (1990), the annual meetings of the Georgia Trial Lawyers Association and Prosecuting Attorney's Counsel, and the Atlanta Chapter of Legal Nurses, FBI 2nd International Symposium, and the Georgia Shorthand and Court Reporters Association. Past faculty member of Professional Education Systems Institute and Lorman Education Services both providing CLE seminars to the legal community.

Guest lecturer at the Federal Bureau of Investigation's 2nd International Symposium on The Forensic Examination of Questioned Documents, Albany, New York, June 1999.

PUBLICATIONS/PAPERS:

[1] "The Erasable Ball Point Pen-Some Observations," presented at the annual meeting of the Illinois Chapter of the International Association for Identification, 1979.

[2] "Examination of Magnetic Ink Character Recognition Impressions," Presented at the 35th annual conference of the American Academy of Forensic Sciences, Cincinnati, Ohio, February 1983 and subsequently published in the _Journal of Forensic Sciences_, Vol. 29, No. 1, January 1984.

[3] "D'Nealian: A New Handwriting System?," presented at the annual conference of the American Society of Questioned Document Examiners, Nashville, Tennessee, September 1984.

[4] "Comparison of Modern Typestyles," Presented at the 37th annual conference of the American Academy of Forensic Sciences, Las Vegas, Nevada, February 1985. Published in the _Journal of Forensic Sciences_, Vol. 31, No. 2, April 1986.

[5] "Analysis of Typeface Alignment in Electronic Typing Systems," presented at the annual meeting of the American Society of Questioned Document Examiners, Savannah, Georgia, September 1986.

[6] "Examination of Unaccustomed Hand Signatures," presented at the annual conference of the American Academy of Forensic Sciences, Philadelphia, Pennsylvania, February 1988.

[7] "Letter Quality Impact Printer Hammer Impressions," presented at the International Association of Forensic Sciences, Vancouver, British Columbia, Canada, August 1987. Subsequently published in the _Journal of Forensic Sciences_. Vol. 33, No. 3, March 1988.

[8] "90 Degrees North? Examination of Journal No. 1 1909," A report on the examination of the original Arctic Journal of Robert Edwin Peary at the National Archives, Washington, DC. A paper presented at the 47th annual meeting to the American Society of Questioned Document Examiners, Washington, DC, August 1989. Subsequently published in the _Journal of Forensic Sciences_, Vol. 36, No. 5, September 1991.

[9] "An Unusual Software Font." Presented at the annual conference of the American Society of Questioned Document Examiners, Lake Buena Vista, Florida, August 1991.

[10] "Analysis of Modern Non-Impact Printing Systems." A paper presented at the 45th annual conference of the American Academy of Forensic Sciences, Boston, Massachusetts, February 1993.

[11] "The Role of Document Examination in the Aftermath of Flooding in Georgia During the Summer of 1994." A paper presented at the annual conference of the American Society of Questioned Document Examiners, Chicago, Illinois, August 1995.

[12] "The Source of Significant Typeface Defects on Electronic Typewriter Printwheels," A lecture presented at the Federal Bureau of Investigation's 2nd International Symposium on The Forensic Examination of Questioned Documents, Albany, New York, June1999. A condensed version published in the FBI Web based Journal **_Forensic Science Communications_**.

[13] Back to Basics column of interesting and questionable patterns. Published in the _Journal of Forensic Identification_. Vol. 50, No. 4, July/August 2000.

[14] "A Software Tool for Line Quality Determinations," A paper presented at the 52nd Annual Meeting of the American Academy of Forensic Sciences, Reno, Nevada, February 2000.

[15] "A Validation Study Concerning the Axiom That No Two Homogenous Signatures Can be Identical in all Respects," A paper presented at the International Association of Forensic Sciences conference, June 2000, Los Angeles, California

[16] "A Software Program for Line Sequence and Line Quality Determinations: A Progress Report," A paper presented at the 58th Annul Conference of the American Society of Questioned Document Examiners, Ottawa, Ontario, Canada, August 2000.

[17] "A Compendium of Defects from Non-Impact Printing Systems," A paper presented at the Annual Meeting of the American Academy of Forensic Sciences, Seattle, Washington, February 2001.

[18] "Validation Study of Measurement of Internal Consistencies Software (MICS) as it relates to Line Sequence and Line Quality Determinations in Forensic Document Examination," a paper presented at the Annual Meeting of the American Academy of Forensic Sciences, February 2002.

[19] "An Esoteric Technique Useful in the Identification of Unidentified Remains from the Examination of Faded, Illegible Hospital Identification Wristbands," published in the *Journal of Forensic Sciences*, Vol. 48, No. 4, July 2003.

[20] "Forensic Document Examiner Involvement in Medico-Legal and Other Non-Traditional Document Issues" A paper presented at the annual meeting of the American Society of Questioned Document Examiners, Baltimore, Maryland, August 2003.

[21] "Is Penmanship Dead? Tablet PCs and Their Impact on Forensic Document Examination" a paper presented at the annual meeting of the Southeastern Association of Forensic Document Examiners, Atlanta, Georgia, April 2004.

[22] "Image Processing Method Purported to be Useful in the Detection of Image Manipulation" a paper presented at the annual meeting of the American Academy of Forensic Sciences, San Antonio, Texas, February 22, 2007.

[23] "Digital Paper: Fad, Flop or the Future? A paper presented at the annual meeting of the American society of Forensic Document Examiners, Boulder, Colorado, August 16, 2007.

[24] "Conversion of a Digital Single Lens Reflex Camera to Infrared. A paper presented at the annual meeting of the Southeastern Association of Forensic Document Examiners, April 24, 2010.

The following is a list of cases in which I recall giving testimony at trial, hearings or through deposition for the last four plus years:

02/01/99	State of Georgia v. Alcindor Fortson, Oconee County Superior Court Case No. 98-CR-235B-S
02/23/99	State of Georgia v. Berry Freeman, Clayton County Superior Court Case No. 98-CR021436
03/18/99	Michael L. Kelly, individually and by next friends Pat Kelly and James P. Kelly v. John C. Rochester, M.D., et al., Circuit Court For Knox County, Tennessee, Civil Action File No. 2-608-96, Deposition, Atlanta, Georgia
04/14/99	State of Georgia v. Marilyn Gail Stutsman, Morgan County Superior Court
05/27/99	State of Georgia v. Margaret Ann Brown, Walker County Superior Court, Case No. 18621
09/23/99	State of Georgia v. Lawrence Chinnery, Cherokee County Superior Court Case No.: 99-CR-000441
09/28/99	State of Georgia v. Donnie Jeff Manning, Macon County Superior Court Case No.: 97R-211
10/12/99	S. M. Bishop v. Phillip Lawson, et al., Deposition, Atlanta, Georgia Case No.: 99V0240
01/20/00	The Estate of James W. Lovett, Fulton County Georgia, Probate Court Arrington & Hollowell File No. 99-145
02/03/00	S. M. Bishop v. Phillip Lawson, et al. Continuation of Deposition, Atlanta, Georgia, Case No.: 99V0240
03/09/00	State of Georgia v. Frank Schwindler, Chatham County Superior Court Case No.: CRN-990202063A
05/05/00	State of Georgia v. Michael J. Gilson, Hall County Superior Court Case No.: 1999CR001364A
06/12/00	State of Georgia v. Ramon E. Ferguson, Columbia County Superior Court Case No.: 199900704, Indictment #99CR259
07/13/00	Fletcher Florence v. Oak Manor Nursing Home, Muscogee County Superior Court, Civil Action File No. SU97CV-4233, Deposition, Atlanta, Georgia
07/26/00	Fletcher Florence v. Oak Manor Nursing Home, Muscogee County Superior Court Civil Action File No. SU97CV-4233
10/04/00	S. M. Bishop v. Phillip Lawson, et al., Carroll County Superior Court Case No.: 99V0240
04/30/01	State of Georgia v. Michael Tony Cooper, Hall County Superior Court
05/08/01	State of Georgia v. Jonathan Lee Evans, Whitfield County Superior Court
05/18/01	Sysco Foods of Atlanta v. Robert McNeill, Gwinnett County State Court, Deposition, Atlanta, Georgia, Civil Action File No.: 99-C-6414-3
07/11/01	State of Georgia v. Tracy Fortson, Madison County Superior Court Case No.: 00-MR-141-T
08/15/01	Windsor Door, Inc., v. Mike's Overhead Door, Inc., and Mike Ratteree, Bibb County State Court, Civil Action File No. 47488
08/28/01	Margaret C. Griffin, as personal Representative of the Estate of Daniel V. Griffin v. American General Life, in the Circuit Court of the Thirteenth Judicial Circuit, Hillsborough County, Tampa, Florida, Case No.: 95-410, Division "H"
10/22/01	Elaine Gill v. The Medical Center of Central Georgia, Bibb County Superior Court, Case No. 98-CV-2686
11/09/01	United States of America v. Terry Wayne Kirby, United States District Court, Northern District of Georgia, Atlanta, Daubert Hearing, Criminal Action File No. 1:01-CR-642-JTC
11/12/01	State of Georgia v. Rico Teasley, Clarke County Superior Court, Case No. SU98CR0371
11/30/01	Roberta L. Brown, et al. v. Benjamin S. Brown, M.D., et al., Upson County Superior Court, Civil Action File No. 00-V-316, Deposition, Covington, Georgia
12/18/01	United States of America v. Terry Wayne Kirby, United States District Court, Northern District of Georgia, Atlanta, Daubert Hearing continuation, Criminal Action File No. 1:01-CR-642-JTC
02/08/02	Premier Holidays International, Inc., et al. v. First Union Bank, United States District Court, Northern District of Georgia, Deposition, Atlanta, Georgia, Civil Action File No. 1:0CV-91-ODE
03/28/02	State of Georgia v. Shanda Poorbaugh, Rockdale County State Court

09/26/02	Omega Research and Dev., Inc., v. Urim Corp., United States District Court Northern District of Georgia, Atlanta, Civil Action No. 1:01 CV-2011, Deposition, Atlanta, Georgia
10/25/02	Premier Holidays International, Inc., et al. v. First Union Bank, United States District Court, Northern District of Georgia, Atlanta, Civil Action File No. 1:0CV-91-ODE
10/29/02	State of Georgia v. George R. Grinstead, Toombs County Superior Court, Case No.: 1CR00291
12/11/02	State of Georgia v. Michael Roberts, Houston County Superior Court Case No. 2002-C-28854
12/20/02	The Estate of Bobby Brown, Jr., DeKalb County Probate Court Estate No.: 2001-0659
01/13/03	North Grading v. St. Paul Fire & Marine Insurance Co. United States District Court, Northern District of Georgia, Newnan Division, Civil Action No. 3:02-CV-103-JTC
02/05/03	State of Georgia v. Marcus Dixon, Fulton County Superior Court Indictment No. 01SC12278
02/10/03	Chester Porter Moss and James Hargrove v. Crawford and Company United States District Court, Western District of Pennsylvania, Pittsburgh Case No. 98 -1350
06/18/03	State of Georgia v. Kenya (NMN) Davis, DeKalb County Superior Court, Case No.: 02-CR-3436
07/10/03	State of Georgia v. Kameron Bernard Kelsey, Bibb County Superior Court, Case No.: M01048138
08/07/03	State of Georgia v. Brandon Dekil Tarver, Washington County Superior change of venue to Toombs County, Case No.: 00CR00078
09/04/03	Heritage Financial, Inc. v. Martin Lysaght and James Quay, Fulton County Superior Court, Civil Action File No.: 2002CV5645
11/18/03	U. S. v. William Emmett LeCroy, Jr., Criminal Action No. 2:02-CR-38 Daubert Hearing, Northern District of Georgia, Gainesville Division
02/25/04	U. S. v. William Emmett LeCroy, Jr., Criminal Action No. 2:02-CR-38 Northern District of Georgia, Gainesville Division
03/01/04	State of Georgia v. Janice Marie Carlisle, Case No. 97-B-0731-1, Gwinnett County Superior Court
03/22/04	U. S. v. Debra B. Woodard, et al. Case No. 1:03-CR-498-3TC, Federal District Court for the Northern District of Georgia, Atlanta, Division
03/23/04	U. S. v. Debra B. Woodard, et al. Case No. 1:03-CR-498-3TC, Federal District Court for the Northern District of Georgia, Atlanta, Division District of Georgia, Atlanta, Division
03/25/04	State of Georgia v. Tracey Fortson Case No.: 00-MR-141-T, Madison County Superior Court, Change of Venue to Effingham County Superior Court
04/20/04	State of Georgia v. Donnie Allen Hulett Case No.: 02CR20595 Walker County Superior Court
05/18/04	Jeff Houston v. Daniel Leon Prather, Case No.: 2003CV-554-S, Polk County Superior Court
07/20/04	Patterson, Perry (for Betty Flora Patterson,) et al. v. Life Care Centers of America, Inc., et al. – Civil Action File No. 02-A93670-3, deposition, Atlanta, Georgia
08/25/04	State of Georgia v. Dustin (Dusty) Mitchel Utz, case No.: 04-CR-000317 Cherokee County Superior Court
08/30/04	Judith K. Jaques, et al. v. Georgia Baptist Health Care System, Inc., Civil Action File No.: 03VS047245E, Deposition, Atlanta, Georgia
10/25/04	Destiny Hammock, et al v. John G. Ricketson, M.D.; Civil Action File No.: 03SCV0504, Deposition Marietta, Georgia
11/08/04	Deborah Johnson, as Personal Representative of the Estate of Pamela Demetra Stegall, et al. v. Jasmine Jeffers, M.D., and Cumberland Obstetrics, et al. State Court of Fulton County; CAFN 03VS043698F, Deposition, Duluth, Georgia
12/07/04	Ulysses Simmons, Jr., et al. v. Baptist Village, Inc., et al Superior Court of Bibb County; Civil Action File No.: 01CV13737, Deposition, Duluth, Georgia
04/12/05	Toccoli v. The Roane Estate, Deposition, Gainesville, Georgia

08/09/05	Thomas Read v. Life Care Centers of America, Inc., et al. Circuit Court of the 10th Judicial Circuit in and for Polk County, Florida, Case No.: 53-2003 CA-003165, deposition, Atlanta, Georgia
08/26/05	Charles R. McNutt, Jr. and Lynda McAfee, as Administrators of the Estate of Charles McNutt, Sr., v. Jane Benson, Civil Action File No. 03-CI-196, Murray County, deposition, Calhoun, Georgia
08/29/05	John T. Shirley, as Administrator of the Estate of Jeannie Rebecca Campbell et al. v. Life Care Centers of America, Inc., d/b/a Life Care Center of Gwinnett, et al. Civil Action File No.: 2005CV95894, deposition, Atlanta, Georgia
09/20/05	The Estate of B. E. Freeman, Probate Court, Bainbridge, Georgia
10/11/05	Charles R. McNutt, Jr., and Linda McAfee Administrator of the Estate of Charles R. McNutt, Sr., V. Jane Benson Civil Case No.: 03-CI-196, Murray County Superior Court, Chatsworth, Georgia
10/28/05	Lonell Robinson, Representative of the Estate of George Robinson v. Manor Care, Inc., f/n/a HCR Manor Care, Inc., et al, Civil Action File No.: 03-C-540K, In the Circuit Court of Raleigh County, West Virginia, deposition, Atlanta, Georgia
11/29/05	State of Georgia v. Winston Pressley Reid, et al Case #: 2005C00510, Columbia County, Evans, Georgia
01/18/06	Estate of Myrlean Chambers Hicks, Estate No.: 19442, Floyd County Probate Court, Rome, Georgia
03/02/06	State of Georgia v. James Vincent Sullivan, Fulton County Superior Court, Atlanta, Georgia
08/02/06	Katina Hall, individually and as Mother, and Guardian of Kimora Edwards, a minor child v. Suwannee Pediatrics, et al. State Court of Gwinnett County Civil Action File No.: 02-C-10019-4, deposition, Atlanta, Georgia
08/08/06	Katina Hall, individually and as Mother, and Guardian of Kimora Edwards, a minor child v. Suwannee Pediatrics, et al. State Court of Gwinnett County Civil Action File No.: 02-C-10019-4
08/09/06	State of Georgia v. Timothy Whitley, Fulton County Superior Court, Case No. 02SC07001
09/12/06	In Re: Estate of Martha Ann Bishop, Estate No.: 06-52,Union County Probate Court, Blairsville, Georgia
09/13/06	Robert F. Wright, Jr., Cecil Herbert Barnes, Jr., et al v. Sherry T. Barnes, et al In Re: Estate of Cecil H. Barnes, Sr., The Court of Common Pleas for Aiken County, Aiken, South Carolina, Case No.: 2005-CP-02-38
10/12/06	Robert Steven Dysart and Debbie J. Dysart v. Cartersville Medical Center, et al Civil Action File No.: 05A4964-1, Deposition, Atlanta, Georgia
10/31/06	Lawrence William Lee v. William Terry, Warden, Georgia Diagnostic Prison, Superior Court Butts County, State of Georgia Case No.: 89-V-2325, Deposition, Decatur, Georgia
11/16/06	State of Georgia v. Scott Davis, Fulton County Superior Court, Atlanta, Georgia, Case No.: 05SC37460
12/05/06	Kimberly Mullins and Timothy J. Mills, Jr., as Co-Personal Representatives of the Estate of Timothy J. Mills, Sr., Deceased v. Ronald S. Sills, M.D., et al In the Circuit Court of the 18th Judicial Circuit, Brevard County, Florida Case No.: 05-2003-CA-044050, Deposition, Atlanta, Georgia

01/24/07	State of Georgia v. Koby Karuzis, In the Juvenile Court of Gwinnett County Case Number: 06-4358
03/02/07	Charles M. Thomas v. Birmingham Budweiser Distributing Company, Inc., The Northern District of Alabama, Birmingham, Alabama, Evidentiary Hearing. Case No. CV07-BE-0021-S
03/27/07	State of Georgia v. Kenneth L. Johnson, Case No.: 05-R-110, Grady County Superior Court
05/17/07	State of Georgia v. Sunday Stokes, Case No.: 06-CR-0055S, Treutlen County Superior Court, Probation Revocation Hearing
07/06/07	Charmaine Zawila, et al v. Sovereign Healthcare of Metrowest, et al, Deposition, Orlando, Florida
08/02/07	State of Georgia v. Leonard Smith, Dooly County Superior Court, Vienna, Georgia Case No.: 07DR-002
09/24/07	State of Georgia v. Stacey Ina Humphreys, Glynn County Superior Court, Brunswick, Georgia, Change of venue from Cobb County, Case No. 04-0673
10/09/07	State of Georgia v. Brian Bookins, Baldwin County Superior Court, Milledgeville, Georgia, Case No. 06-CR-06-CR-45776
12/11/07	Ford v. Ford, Gwinnett County Georgia State Court
02/27/08	Deonarine Chabdeo v. On time Staffing, LLC Case New Holland, Inc., Caterpillar Logistics Services, Inc., and John Doe 1-3, Civil Action File 2007EV001678B, Deposition, Atlanta, Georgia
03/04/08	Owen, et al v. Lockwood, et al, Civil Action File No.: 05CV00876, Superior Court Catoosa County, Georgia
06/23/08	State of Georgia v. Chiman L. Rai, Fulton County Superior Court, Indictment No.: 06SC48640
06/27/08	Na'im Harris, et al v. Ngoc Hai Le, D.O., et al Civil Action No.: 1030920F, Chatham County State Court, Deposition, Hinesville, Georgia
08/19/08	U. S. v. Kala Dennis, Case No.: 2:07cr101MEF, United States District Court for the Middle District of Alabama
09/17/08	Eugene Vincent Soden, III, and Deborah Marie Soden Rowe, Individually and as Administrator of the Estate of Eugene Vincent Soden, Jr. v. Scottrade, Inc., et al FINA Arbitration No.: 07-03133 Case No.: 2007CV131944
11/18/08	State of Georgia v. Judith Hurt Whitmire, Rabun County Superior Court, Case No: 08CR001C
12/08/08	Jeffrey and Kaoula Harris v. Pizza K, Inc., Peixoto & Candido, Inc., and Francisco Ferreira; State Court of DeKalb County; Civil Action File No.: 08A86177-1; Deposition, Marietta, Georgia
12/09/08	Tri-South Development Properties, Inc., et al v. Valleyfield Finance, LLC, et al; Civil Civil Action File No.: 07-CV-3780-W, Deposition, Lawrenceville, Georgia
12/30/08	PL Napa / JC Investments Partnership v. 1221 Second Street, LLC, et al Deposition, Los Angeles, California
01/02/09	James A. Adams v. Dena Eaves McClain, Superior Court Elbert County, Civil Action No.: 06-EV-100J, Deposition, Danielsville, Georgia
01/26/09	James A. Adams v. Dena Eaves McClain, Superior Court Elbert County, Civil Action No.: 06-EV-100J, Elbert County Superior Court, Elberton, Georgia

02/11/09	Donald Wright, et ux, v. The Rymland Group, et al., Civil Action Case No.: 05-CV-3298, Hearing, Superior Court Cherokee County
03/09/09	Christie Hartwell, as Administratrix, of the Estate of Bonnie Donohue v. Northside Hospital, et al Civil Action File No.: 06EV001297-F, Deposition, Atlanta, Georgia
03/10/09	Wertz v. Allen, Civil Action File No.: 07CV46445, Deposition, Fayetteville, Georgia
04/29/09	Rejesh Patel and Mukesh Patel v. Nick's Hotels, LLC and Naresh A. Patel, Deposition, Atlanta, Georgia. Superior Court of Gwinnett County, CAFN 07-A-11241-9
05/20/09	Lee Jaraysi v. Judy Miller, individually, and in her capacity as President of American Note Investment, Inc., et al. Fulton County Superior Court Civil Action File No: 2007-CV-136309
07/07/09	American Home Equity Corporation v. Fidelity National Title Insurance Company; Civil Action File No.: 2008 CV 153208, Fulton County Superior Court, Deposition, Atlanta, Georgia
09/31/09	Linda Hawkins, as Surviving Spouse and Administrator of the Estate of Rodney Hawkins, Deceased v. Ruby Tuesday, Inc., a Georgia Corporation; Civil Action File No.: 2006EV001256E; Deposition, Atlanta, Georgia
09/10/09	Sam Payne, as Executor of the Estate of George Oscar (Van) Oscar Morris v. Alberta Morris Lewis. Gordon County Superior Court, Calhoun, Georgia Civil Action File No.: 07CV49662
12/15/09	Linda Hawkins, as Surviving Spouse and Administrator of the Estate of Rodney J. Hawkins, Deceased v. Ruby Tuesday, Inc., a Georgia Corporation. Clayton County State Court, Civil Action File No.: 2008CV12596C
12/16/09	Terry R. Becham v. Lendmark Financial Services, Inc. Superior Court of Houston County. Civil Action File No.: 2007-V-86996-K
02/18/10	Phillips v. Phillips, Jasper County Superior Court
04/08/10	State of Georgia v. Michael Harvey, Fulton County Superior Court, Ind. No. 08SC66467
07/14/10	Raj Goel, Individually and as the Administrator of the Estate Of Anita Goel, Deceased, v. Man Mohan Gupta, M.D., Ellis Wayne Evans, M.C., and Ellis W. Evans, Sr., M.D., F.A.C.S., P.C., Bibb County State Civil Action File: 64877. Deposition, Atlanta, Georgia
07/27/10	Alan H. Jones v. Michelle M. Jones, Dougherty County Superior Court, Civil Action File No.: 07-CVD-2457-2
09/23/10	Gwinnett Community Bank v. International Hospitality, LLC, Ramesh Amin, William Brooks, et al. Civil Action File No.: 09-C-13437-I, Deposition, Atlanta, Georgia
10/26/10	Glenda A. Ridgeway v. Gary Toles and terry Toles, Superior Court of Floyd County, Civil Action File No: 09CV01095JFL002

HUNTON & WILLIAMS

Exhibit C

Additional DJF Discount Broker letters dated "12 October 2010"

1. DJF Discount Brokers letter regarding Kenneth Steiner ownership of Abbott Laboratories

2. DJF Discount Brokers letter regarding Kenneth Steiner ownership of Allstate Corporation

3. DJF Discount Brokers letter regarding Kenneth Steiner ownership of International Paper Company

4. DJF Discount Brokers letter regarding Kenneth Steiner ownership of The McGraw-Hill Companies, Inc.

DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1000 shares of Abbott Laboratories (ABT); having held at least two thousand dollars worth of the above mentioned security since the following date: 2/8/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To John Berry	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 847-938-9492	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF

DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ISMA & OMB Memorandum M-07 held with National Financial Services ~~Corp~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2100 shares of Allstate Corp. (ALL); having held at least two thousand dollars worth of the above mentioned security since the following date: 3/8/00, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Meyer Pavich	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 847-326-7524	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

DJF
DISCOUNT BROKERS

Date: 12 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 1500 shares of International Paper Co. (IP); having held at least two thousand dollars worth of the above mentioned security since the following date: 12/8/08, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Mark Adair	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 901-214-0162	Fax #

DJF

DISCOUNT BROKERS

Date: 10 October 2010

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number [redacted], held with National Financial Services ~~Corp.~~ LLC as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 2300 shares of The McGraw-Hill Cos., Inc. (MHP); having held at least two thousand dollars worth of the above mentioned security since the following date: 10/12/97, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 10-15-10 # of pages ▶
To Scott Bennett	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 212-512-3997	Fax #